November 5, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Attention:          H. Christopher Owings, Assistant Director

Re:	El Paso Pipeline Partners, L.P. Amendment No. 2 to Registration Statement on Form S-1 Filed October 18, 2007 File No. 333-145835
Ladies and Gentlemen:
     We have received your letter dated November 1, 2007, pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Amendment No. 2 to our Registration Statement on Form S-1 filed with the SEC on October 18, 2007 (File No. 333-145835) (the “Registration Statement”). In response to your comments, we have filed today Amendment No. 3 to the Registration Statement (“Amendment No. 3”), and are submitting this response letter to you.
     For your convenience, the comments contained in your letter are set forth below verbatim in italicized text followed by our response. The references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 3.
Prospectus Summary, page 1
1.	We note your response to comment 3 in our letter dated September 28, 2007. We further note that beginning with your paragraph entitled “Our Assets” on page 1 through the paragraph entitled “Our Operations” on page 3, the disclosure, for the most part, is identical to your paragraphs with the same titles disclosed on pages 97 through 99. The instruction to Item 503(a) of Regulation S-K states “The summary should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. Carefully consider and identify those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language.” Repeating disclosure does not highlight the key points. Please revise your summary accordingly.
Response: We have further revised and abbreviated the summary in response to the Staff’s comment. As revised, we respectfully submit that our disclosure contains a summary in plain English of information material to an investor with respect to an

Securities and Exchange Commission
Division of Corporation Finance
November 5, 2007

overview of our business and assets in accordance with Instruction 503(a) of Regulation S-K. Please see pages 1-3.
Risk Factors, page 19
2.	Please revise the first risk factor to clarify that you will need to borrow $21 million under your revolving credit facility to make cash distributions to the holders of your common units and subordinated units at the minimum quarterly distribution rate under your cash distribution policy.
Response: We have revised the first risk factor to clarify that in the event we elect not to borrow under our new $750 million revolving credit facility to fund our planned 2008 expansion capital expenditures, we would experience a shortfall in the amount of $21 million in the cash necessary to allow us to pay our annualized minimum quarterly distribution. We further explain that under these circumstances we would need to borrow $21 million under our revolving credit facility in order to pay the annualized minimum quarterly distribution. Please see pages 19-20.
Future Trends and Outlook, page 90
3.	We note your response to comment 18 in our letter dated September 28, 2007. Please provide us with a means by which to cross reference the disclosure in your prospectus with the studies provided by you and published by Energy and Environmental Analysis, Inc. Confirm for us in your response letter that these documents are publicly available. To the extent that any of these reports have been prepared specifically for you, please file consents from any third party.
Response: We have sent under a separate cover a color copy of the studies referenced in the Registration Statement published by Energy and Environmental Analysis, Inc. The materials are indexed to provide a means to cross reference the disclosure in the prospectus. We have provided a matrix cross-referencing the page numbers and specific disclosure in the registration statement to a specific reference in the studies upon which the disclosure is based. The studies published by Energy and Environmental Analysis, Inc. are available through a fee-based subscription service that is accessible to the public by subscribing to the Gas Market Compass Service publications at www.eea-inc.com. The link to access these studies is http://www.eea-inc.com/ngservices/marketanalysis.html, which contains the contact information to obtain EEA’s Gas Market Scenario Analysis. None of these studies or reports was prepared specifically for us or specifically in connection with this offering.
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Securities and Exchange Commission
Division of Corporation Finance
November 5, 2007

     We are filing this letter and Amendment No. 3 to the Registration Statement today via EDGAR.
     If you have any further comments, please contact the undersigned by telephone at (713) 420-5700 or by fax at (713) 420-2024, with a copy to G. Michael O’Leary of Andrews Kurth LLP, by fax at (713) 238-7130. We thank you in advance for your prompt consideration of our responses.

Very truly yours, EL PASO PIPELINE PARTNERS, L.P.
By:	EL PASO PIPELINE GP COMPANY,
L.L.C., its general partner

By:	/s/ John R. Sult
	Name:	John R. Sult
	Title:	Senior Vice President, Chief Financial Officer and Controller

Enclosures

cc:	Regina A. Balderas, SEC
William Choi, SEC
Scott Anderegg, SEC
Ellie Quarles, SEC
G. Michael O’Leary, Andrews Kurth LLP
Gislar Donnenberg, Andrews Kurth LLP
David P. Oelman, Vinson & Elkins L.L.P.
Douglas E. McWilliams, Vinson & Elkins L.L.P.